SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. ___)

Teltronics, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share
(Upon Conversion of Series C Preferred Stock)

(Title of Class of Securities)

879698306

(CUSIP Number)

Scott T. Mikuen, Esq.
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 pages)

SCHEDULE 13D

CUSIP No. 879698306	Page 2 of 12

(1)	Names of Reporting Person:	Harris Corporation
	I.R.S. Identification No. of Above Person (entity only)	34-0276860

(2)	Check the Appropriate Box if a Member of a Group*	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds*
SC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

	(7)	Sole Voting Power
Number of		1,454,545
Shares
Beneficially	(8)	Shared Voting Power
Owned by		-0-
Each
Reporting	(9)	Sole Dispositive Power
Person With		1,454,545

	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,454,545

(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares*		[ ]

(13)	Percent of Class Represented by Amount in Row (11)
21.6%

(14)	Type of Reporting Person*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879698306	Page 3 of 12

     This Statement on Schedule 13D is filed by Harris Corporation with respect to the common stock, $.001 par value, of Teltronics, Inc., a Delaware corporation.

     The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto, and incorporated herein by reference.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the “Common Stock”), of Teltronics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

Item 2. Identity and Background.

     (a)  This statement is filed by Harris Corporation, a Delaware corporation (“Harris”).

     (b)  Harris’ principal business address and the address of its principal executive offices is 1025 West NASA Boulevard, Melbourne, Florida 32919.

     (c)  Harris is an international company focused on communications equipment for voice, data and video applications. Harris structures its operations around two segments: the Government Communications segment and the Commercial Communications segment. The Government Communications segment designs, develops, and produces state-of-the-art communication, information processing and electronic systems for the defense, air traffic, aerospace, telecommunications, and law enforcement markets. The Commercial Communications segment produces a comprehensive line of communications equipment and systems and applications solutions for television and radio broadcast, radio-communication, wireless access and telecommunications.

     Schedule I to this statement lists the name, present principal occupation or employment and address of, and other information with respect to, the directors and executive officers of Harris (collectively, the “Individuals”).

     (d)  Neither Harris nor, to the best knowledge of Harris, any of the Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 879698306	Page 4 of 12

     (e)  Neither Harris nor, to the best knowledge of Harris, any of the Individuals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Harris is a Delaware corporation, and each of the Individuals is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     In connection with the restructuring of $13,196,801.23 of indebtedness owed by the Issuer to Harris including the extension of the maturity date of such indebtedness, the Issuer issued 40,000 shares of its Series C Preferred Stock (at a price of $100 for each share) to Harris, and also issued a promissory note to Harris in the principal amount of $9,196,801.23. The indebtedness was created in connection with the Issuer’s purchase on June 30, 2000, of certain assets of the 20-20 Switching Product Line of Harris and related transition services.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

     The following descriptions are qualified in their entirety by reference to the full text of the agreements attached as Exhibits and incorporated by reference in response to this Item 4.

     On March 27, 2002, the Issuer and Harris entered into a Master Restructuring Agreement (the “Master Restructuring Agreement”) in order to restructure certain amounts owed by the Issuer to Harris. Pursuant to the Master Restructuring Agreement, the Issuer has (i) issued to Harris 40,000 shares of the Issuer’s Series C Preferred Stock in consideration of the conversion of $4,000,000 of the indebtedness owed by the Issuer to Harris, and (ii) issued to Harris a secured promissory note in the principal amount of $9,196,801.23 (the “Note”) which (a) amends, restates and consolidates amounts owed by the Issuer to Harris in respect of a previously existing promissory note issued in connection with the Issuer’s purchase of the 20-20 Switching Product Line, additional invoices for items received by the Issuer from Harris in respect of transition services, and accrued and unpaid interest owed by the Issuer to Harris, (b) bears interest at a rate of 8% per annum and is payable in its entirety on or before May 1, 2006, and (c) is subject to certain

CUSIP No. 879698306	Page 5 of 12

required prepayments upon the Issuer’s sale or issuance of debt securities, the sale or transfer by the Issuer of all, or substantially all, of its assets, or certain mergers, reorganizations or changes of control of the Issuer. This description of the Master Restructuring Agreement and the Note are qualified in its entirety by reference to the full text of the Master Restructuring Agreement, which is filed as Exhibit 1 hereto and the Note, which is filed as Exhibit 2 hereto, and which are incorporated by referenced in response to this item 4.

     Concurrently with the execution and delivery of the Master Restructuring Agreement, the Issuer and Harris entered into a Loan Agreement (the “Loan Agreement”), pursuant to which Harris agreed to accept the Note as an amendment, restatement and consolidation of certain amounts owed by the Issuer to Harris. The Loan Agreement sets forth certain terms and provisions governing the Note, including certain Events of Default, and provides, among other things, (i) that the Issuer has the right to prepay the Note at any time, in whole or in part, without penalty or premium, and (ii) that the Issuer shall provide Harris with periodic financial statements and other reports regarding the Issuer’s performance. This description of the Loan Agreement is qualified in its entirety by reference to the full text of the Loan Agreement which is filed as Exhibit 3 hereto and is incorporated by reference in response to this Item 4.

     Concurrently with the execution and delivery of the Master Restructuring Agreement and the Loan Agreement, the Issuer and Harris entered into an Amended and Restated General Security Agreement (the “Security Agreement”) securing the Issuer’s payment of the Note. Pursuant to the Security Agreement, the Issuer’s obligation to repay the Note is secured by all personal property of the Issuer, subject to certain Permitted Liens (as defined in the Security Agreement). This description of the Security Agreement is qualified in its entirety by reference to the full text of the Security Agreement which is filed as Exhibit 4 hereto and is incorporated by reference in response to this Item 4.

     Harris has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

Item 5. Interest in Securities of the Issuer.

     Harris directly and beneficially owns 40,000 shares of the Series C Preferred Stock, which is convertible into 1,454,545 shares of Common Stock, which represents approximately 21.6% of the outstanding Common Stock of the Issuer on the date hereof. This percentage is calculated based upon 5,275,755 issued and outstanding shares of the Issuer’s Common Stock (excluding the shares owned by Harris). Harris possesses sole voting and dispositive power over the shares beneficially owned by it. In no case will the

CUSIP No. 879698306	Page 6 of 12

Series C Preferred Stock be converted by Harris into more than 19.9% of the total combined voting power of all classes of capital stock of the Issuer entitled to vote.

     To the best knowledge of Harris, the Individuals do not have beneficial ownership of any securities of the Issuer.

     Neither Harris nor, to the best knowledge of Harris, any of the Individuals has effected other transactions in the securities of the Issuer in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

     In connection with the execution of the Master Restructuring Agreement, Harris and the Issuer entered into a Registration Rights Agreement dated March 27, 2002 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Issuer granted Harris certain rights to have its shares of Common Stock registered under the Securities Act of 1933, as amended, and under applicable state securities laws.

     This summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated as Exhibit 5 hereto and is incorporated by reference in response to this Item 6.

     Except as described in Item 4 hereof or in this Item 6, neither Harris nor, to the best knowledge of Harris, any of the Individuals, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

CUSIP No. 879698306	Page 7 of 12

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Master Restructuring Agreement, dated as of March 27, 2002 between the Issuer and Harris

Exhibit 2	Amended, Restated and Consolidated Secured Promissory Note, dated as of March 28, 2002, in the principal amount of $9,196,801.23.

Exhibit 3	Loan Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 4	Amended and Restated General Security Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 5	Registration Rights Agreement, dated as of March 27, 2002, between the Issuer and Harris.

CUSIP No. 879698306	Page 8 of 12

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002

HARRIS CORPORATION

By /s/ Richard L. Ballantyne Name: Richard L. Ballantyne Title: Vice President – General Counsel and Secretary

CUSIP No. 879698306	Page 9 of 12

SCHEDULE I
Directors and Executive Officers of Harris

Position with Harris
Name and Business Address	And Present Principal Occupation

DIRECTORS

Phillip W. Farmer*	Chairman, President and Chief

1025 West NASA Blvd.	Executive Officer, Harris Corporation

Melbourne, FL 32919

Thomas A. Dattilo	Director

701 Lima Avenue	Chairman, President and Chief

Findlay, OH 45850	Executive Officer, Cooper Tire &

Rubber Company

Alfred C. DeCrane, Jr.	Director

Two Greenwich Plaza	Retired Chairman and Chief Executive

Suite 300	Officer, Texaco Inc.

Greenwich, CT 06836

Ralph D. DeNunzio	Director

375 Park Avenue	President, Harbor Point Associates, Inc.

Suite 2602

New York, NY 10152

Joseph L. Dionne	Director

198 North Wilton Road	Retired Chairman and Chief Executive

New Canaan, CT 06840	Officer, The McGraw-Hill Companies, Inc.

Lewis Hay III	Director

700 Universe Boulevard	Chairman, President and Chief

Juno Beach, FL 33408-0420	Executive Officer, FPL Group, Inc.

Karen Katen	Director

235 E. 42nd Street	President, Pfizer Global

15th Floor	Pharmaceuticals; Pfizer, Inc.

New York, NY 10017

*	Also an Executive Officer

CUSIP No. 879698306	Page 10 of 12

Stephen P. Kaufman	Director

25 Hub Drive	Chairman of the Board, Arrow

Melville, NY	Electronics, Inc.

11747-3509

David B. Rickard	Director

One CVS Drive	Executive Vice President and Chief

Woonsocket, RI 02895	Financial Officer, CVS Corporation

Gregory T. Swienton	Director

3600 N.W. 82nd Street	President and Chief Executive Officer,

Miami, FL 33166	Ryder System, Inc.

OFFICERS

Bruce M. Allan	President, Broadcast Communications

Harris Broadcast	Division

Communications Div. 4393 Digital Way Mason, OH 45040

Richard L. Ballantyne	Vice President - General Counsel and

Harris Corporation	Secretary

1025 West NASA Blvd. Melbourne, FL 32919

James L. Christie	Vice President - Controller

Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919

Allen E. Dukes	President, Microwave Communications

Harris Microwave	Division

Communications Div. 330 Twin Dolphin Drive Redwood Shores, CA 94065-1421

Nick E. Heldreth	Vice President - Human Resources and

Harris Corporation	Corporate Relations

1025 West NASA Blvd. Melbourne, FL 32919

CUSIP No. 879698306	Page 11 of 12

Robert K. Henry	President, Government Communications

Harris Government	Systems Division

Communications Systems Div. 2400 NE Palm Bay Road Palm Bay, FL 32905

Gary L. McArthur	Vice President - Corporate Development

Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919

Chester A. Massari	President, RF Communications Division

Harris RF Communications Div. 1680 University Avenue Rochester, NY 14610

Daniel R. Pearson	President, Network Support Division

Harris Network Support Div. 1025 West NASA Blvd. Melbourne, FL 32919

Bryan R. Roub Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919	Senior Vice President and Chief Financial Officer

David S. Wasserman Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919	Vice President - Treasurer

CUSIP No. 879698306	Page 12 of 12

EXHIBIT LIST

Exhibit 1	Master Restructuring Agreement, dated as of March 27, 2002 between the Issuer and Harris

Exhibit 2	Amended, Restated and Consolidated Secured Promissory Note, dated as of March 28, 2002, in the principal amount of $9,196,801.23.

Exhibit 3	Loan Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 4	Amended and Restated General Security Agreement, dated as of March 27, 2002, between the Issuer and Harris.

Exhibit 5	Registration Rights Agreement, dated as of March 27, 2002, between the Issuer and Harris.